Form 40-F
period 2002-12-31
ENBRIDGE INC
filed 2003-03-28
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English (if applicable))

Canada (Province or other jurisdiction of incorporation or organization)	4923 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if applicable))

3000 Fifth Avenue Place
425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Telephone Number: (403) 231-3900

(Address and telephone number of Registrant’s principal executive offices)

Enbridge (U.S.) Inc.
1100 Louisiana, Suite 3200
Houston, Texas 77002
Telephone Number: (713) 650-8900

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

169,845,306 Common shares (as at December 31, 2002)

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

UNDERTAKING
SIGNATURES
CERTIFICATIONS
CERTIFICATIONS
EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the last paragraph on the Table of Contents in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2002, dated March 4, 2003, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.

Date: March 28, 2003	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

CERTIFICATIONS

          I, Patrick D. Daniel, Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 40-F of Enbridge Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	March 28, 2003

/s/ Patrick D. Daniel Patrick D. Daniel President & Chief Executive Officer

CERTIFICATIONS

          I, Derek P. Truswell, Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 40-F of Enbridge Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	March 28, 2003

/s/ Derek P. Truswell Derek P. Truswell Group Vice President & Chief Financial Officer

EXHIBIT INDEX

1.	Annual Information Form of the Registrant dated March 4, 2003.

2.	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2001 and 2002 and Auditor’s Report thereon.

3.	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2002.

4.	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.