Form 40-F
period 2003-12-31
ENBRIDGE INC
filed 2004-04-26
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission file number 0-21080

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

Enbridge (U.S.) Inc.
1100 Louisiana, Suite 3200
Houston, Texas 77002
Telephone Number: (713) 650-8900

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

171,947,576 Common shares (as at December 31, 2003)

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes	☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING STATEMENTS
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5
Exhibit 6
Exhibit 7

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

No significant changes were made in the Registrant’s internal control over financial reporting or in other factors during the period covered by this annual report on Form 40-F that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Messrs. D. Arledge and W. R. Fatt, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934) and are independent as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers. The SEC has indicated that the designation of each of Messrs. Arledge and Fatt as an audit committee financial expert does not make either an “expert” for any purpose, impose any duties, obligations or liability on either of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Statement on Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Statement on Business Conduct is available at the Registrant’s Internet website, www.enbridge.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) (“PwC”) have been the auditors of the Registrant since 1992.

On October 30, 2003, the Registrant’s Audit, Finance & Risk Committee adopted a policy that requires pre-approval by the Audit, Finance & Risk Committee of any services to be provided by the auditors, whether audit or non-audit services.

The following table sets forth the fees paid to PwC for the financial years ended December 31, 2002 and 2003.

	Year ended December 31

	2003	2002

Audit Fees	$976,600	$1,249,550
Audit-Related Fees	365,000	26,000
Tax Fees	170,240	81,300
All Other Fees	75,750	494,610

Total Fees	$1,587,590	$1,851,460

The audit-related fees are primarily for prospectus filings and services related to the review of the Registrant’s processes and procedures for ensuring compliance with the Sarbanes-Oxley Act of 2002. Tax fees are primarily for tax compliance and tax advisory services. All other fees are primarily for advisory services. In 2002, approximately 82% of the all other fees amount related to a working capital audit performed in connection with the disposition of the Registrant’s energy services business.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by Item 303(a)(4)(ii) of Regulation S-K under the Securities Act of 1934.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due for contractual obligations of the Registrant over the next five years and thereafter are as follows:

(millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Long-term debt	4,693.1	450.0	968.6	589.3	2,685.2
Non-recourse long-term debt	725.4	32.5	84.4	72.0	536.5
Non-recourse capital leases	61.2	1.7	3.6	3.6	52.3

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are D.A. Arledge, E.S. Evans, W.R. Fatt and L.D. Hyndman.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the last paragraph on the Table of Contents in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2003, dated April 12, 2004, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.

Date: April 23, 2004	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

EXHIBIT INDEX

1.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

2.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

3.	Annual Information Form of the Registrant dated April 13, 2004.

4.	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2002 and 2003 and Auditor’s Report thereon.

5.	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2003 dated February 24, 2004.

6.	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.

7.	Report on Form 6-K of the Registrant dated April 23, 2004.