Form 40-F
period 2004-12-31
ENBRIDGE INC
filed 2005-03-17
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission file number 0-21080

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
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING STATEMENTS
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Certificates of the CEO and CFO under Section 302
Certificates of the CEO and CFO under Section 906
Annual Information Form dated March 11, 2005
Audited Financial Statements
Management Discussion and Analysis
Consent of Pricewaterhouse Coopers LLP

          For annual reports, indicate by check mark the information filed with this Form:

     ☑ Annual Information Form    ☑ Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

173,153,964 Common shares (as at December 31, 2004)

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

On October 30, 2003, the Registrant’s Audit, Finance & Risk Committee adopted a policy that requires pre-approval by the Audit, Finance & Risk Committee of any services to be provided by the auditors, whether audit or non-audit services. During the years ended December 31, 2003 and 2004, all audit and non-audit services were pre-approved by the Audit, Finance & Risk Committee.

The following table sets forth the fees paid to PwC for the financial years ended December 31, 2003 and 2004.

	Year ended December 31
	2004	2003
Audit Fees	1,096,423	$976,600
Audit-Related Fees	1,660,155	365,000
Tax Fees	166,801	170,240
All Other Fees	80,063	75,750

Total Fees	$3,003,442	$1,587,590

The audit-related fees are primarily for prospectus filings and services related to the review of the Registrant’s processes and procedures for ensuring compliance with the Sarbanes-Oxley Act of 2002. Tax fees are primarily for tax compliance and tax advisory services. All other fees are primarily for advisory services.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by Item 303(a)(4)(ii) of Regulation S-K under the Securities Act of 1934.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due for contractual obligations of the Registrant over the next five years and thereafter are as follows:

(millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Long-term debt	5,222.4	530.2	1,101.9	802.0	2,788.3
Non-recourse long-term debt	695.4	36.4	91.1	88.6	479.3
Long-term contracts	1,563.9	272.8	357.4	304.2	629.5
Other long-term liabilities	44.8	—	44.8	—	—

Total Contractual Obligations	7,526.5	839.4	1,595.2	1,194.8	3,897.1

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are D.A. Arledge, E.S. Evans, W.R. Fatt and L.D. Hyndman.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the last paragraph on the Table of Contents in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2004, dated March 11, 2005, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.

Date: March 17, 2005	By:	/s/ Blaine G. Melnyk
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

EXHIBIT INDEX

99.1.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.3.	Annual Information Form of the Registrant dated March 11, 2005.

99.4.	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2003 and 2004 and Auditor’s Report thereon.

99.5.	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2004 dated January 25, 2005.

99.6.	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.