Form 40-F
period 2005-12-31
ENBRIDGE INC
filed 2006-03-07
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English (if applicable))

Canada	4923	None
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
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
348,988,815 Common shares (as at December 31, 2005)
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
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Messrs. W.R. Fatt and D.A. Leslie, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Form 40-F under the Securities Exchange Act of 1934) and are independent as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers. The SEC has indicated that the designation of each of Messrs. Fatt and Leslie as an audit committee financial expert does not make either an “expert” for any purpose, impose any duties, obligations or liability on either of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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
In response to legislative and regulatory requirements regarding auditor independence, the Registrant’s Audit, Finance & Risk Committee adopted a policy that requires pre-approval by the Audit, Finance & Risk Committee of any services to be provided by the auditors, whether audit or non-audit services. During the years ended December 31, 2004 and 2005, all audit and non-audit services were pre-approved by the Audit, Finance & Risk Committee.
The following table sets forth all services rendered by the auditors by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2004 and 2005.

	Years ended December 31
	2005	2004
Audit Fees(1)	$1,658,869	$1,096,423
Audit-Related Fees(2)	166,552	1,660,155
Tax Fees(3)	210,490	166,801
All Other Fees(4)	32,360	80,063
Total Fees	$2,068,271	$3,003,442

Notes:

1	Represents the aggregate fees billed by the Corporation’s auditors for audit services.

2	Represents the aggregate fees billed for assurance and related services by the Corporation’s auditors that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not included under “Audit Fees”. This amount includes $1,280,000 for Sarbanes-Oxley Act related procedures in 2004.

3	Represents the aggregate fees billed for professional services rendered by the Corporation’s auditors for tax compliance, tax advice and tax planning.

4	Represents the aggregate fees billed for products and services provided by the Corporation’s auditors other than those services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Act of 1934.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due for contractual obligations of the Registrant over the next five years and thereafter are as follows:

(millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Long-term debt	6,662.5	400.0	788.4	950.0	4,524.1
Non-recourse long-term debt	1,563.0	66.7	155.7	244.5	1,096.1
Long-term contracts	822.5	190.9	217.0	196.4	218.2
Capital and operating leases	85.0	5.1	10.3	11.0	58.6

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant is required by Canadian law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are E.S. Evans, W.R. Fatt, D.A. Leslie and L.D. Hyndman.
FORWARD-LOOKING STATEMENTS
A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the last paragraph on the Table of Contents in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2005, dated March 3, 2006, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.
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

ENBRIDGE INC.
Date: March 6, 2006	By:	/s/ Alison T. Love
Alison T. Love
Vice President & Corporate Secretary

EXHIBIT INDEX
99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Annual Information Form of the Registrant dated March 3, 2006.

99.4	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2004 and 2005 and Auditor’s Report thereon.

99.5	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2004 dated February 1, 2006.

99.6	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.