Form 40-F/A
period 2005-12-31
ENBRIDGE INC
filed 2006-11-24
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE
     This Amendment No. 1 to the Annual Report on Form 40-F of Enbridge Inc. (the “Registrant”), including exhibits hereto, is being filed by the Registrant to amend its Registration Statement on Form 40-F (the “Original Form 40-F”), filed with the Commission on March 7, 2006, by replacing in its entirety the “Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2004 and 2005 and Auditor’s Report thereon” filed as Exhibit 99.4 thereto with the Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2004 and 2005 (the “Audited Financial Statements”) and Auditor’s Report thereon (the “Auditor’s Report”) attached hereto as Exhibit 99.7. The Auditor’s Report and pages 50 and 51 of the Audited Financial Statements were inadvertently omitted from the Original Form 40-F filing and the attached Exhibit 99.7 includes the Audit Report and the Audited Financial Statements including pages 50 and 51, as both the Audit Report and the Audited Financial Statements existed at the time of the Original Form 40-F filing.
     Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Original Form 40-F or reflect any events that have occurred after the Original Form 40-F was filed.
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

ENBRIDGE INC.

Date: November 24, 2006	By:	/s/ Alison T. Love
Alison T. Love
Vice President & Corporate Secretary

EXHIBIT INDEX

99.1*	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2*	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.3*	Annual Information Form of the Registrant dated March 3, 2006.

99.5*	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2004 dated February 2, 2006.

99.6*	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.

99.7	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2004 and 2005 and Auditor’s Report thereon.

99.8	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.9	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
*PREVIOUSLY FILED