Form 40-F
period 2006-12-31
ENBRIDGE INC
filed 2007-02-27
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
425 — 1st Street S.W.
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
351,841,865 Common shares (as at December 31, 2006)
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
INTERNAL CONTROL OVER FINANCIAL REPORTING
The information provided under the heading “Internal Control over Financial Reporting” contained in the Management’s Discussion and Analysis, filed as exhibit 99.5 to this annual report on Form 40-F, is incorporated herein by reference.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Mr. D.A. Leslie, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in Form 40-F under the Securities Exchange Act of 1934) and is independent as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers. The SEC has indicated that the designation of Mr. Leslie as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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
In response to legislative and regulatory requirements regarding auditor independence, the Registrant’s Audit, Finance & Risk Committee adopted a policy that requires pre-approval by the Audit, Finance & Risk Committee of any services to be provided by the auditors, whether audit or non-audit services. During the years ended December 31, 2005 and 2006, all audit and non-audit services were pre-approved by the Audit, Finance & Risk Committee.
The following table sets forth all services rendered by the auditors by category, together with the corresponding fees billed by the auditors for each category of service for the financial years ended December 31, 2006 and 2005.

	Years ended December 31
	2006	2005

Audit Fees(1)	$3,688,620	$1,658,869
Audit-Related Fees(2)	248,645	166,552
Tax Fees(3)	310,599	210,490
All Other Fees(4)	388,444	32,360

Total Fees	$4,636,308	$2,068,271

Notes:

1	Represents the aggregate fees billed by the Corporation’s auditors for audit services.

2	Represents the aggregate fees billed for assurance and related services by the Corporation’s auditors that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not included under “Audit Fees”. These items include technical support and procedures related to financing and pension plans.

3	Represents the aggregate fees billed for professional services rendered by the Corporation’s auditors for tax compliance, tax advice, tax planning, and international tax services.

4	Represents the aggregate fees billed for products and services provided by the Corporation’s auditors other than those services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Act of 1934.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Payments due for contractual obligations, excluding interest, of the Registrant over the next five years and thereafter are as follows:

(millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Long-term debt	7,574.4	535.3	800.0	748.4	5,490.7
Non-recourse long-term debt	1,566.9	58.4	301.3	180.0	1,027.2
Long-term contracts	1,306.1	454.2	309.1	256.6	286.2
Capital and operating leases	85.6	7.4	14.2	12.3	51.7

Totals	10,533.0	1,055.3	1,424.6	1,197.3	6,855.8

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant is required by Canadian law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are D.A. Leslie, G.K. Petty and C. E. Shultz.
FORWARD-LOOKING STATEMENTS
A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the last paragraph on the Table of Contents in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2006, dated February 21, 2007, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.
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
ENBRIDGE INC.

Date: February 27, 2007	By:	“signed”
Alison T. Love
Vice President & Corporate Secretary

EXHIBIT INDEX
99.1.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2.	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.3.	Annual Information Form of the Registrant dated February 21, 2007.

99.4.	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2005 and 2006 and Auditor’s Report thereon.

99.5.	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2006 dated February 21, 2007.

99.6.	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.