Form 40-F
period 2007-12-31
ENBRIDGE INC
filed 2008-02-22
CIK 895728

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
 (Translation of Registrant's Name into English (if applicable))

Canada (Province or other jurisdiction of incorporation or organization)	4923 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if applicable))

3000 Fifth Avenue Place
425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Telephone Number: (403) 231-3900
(Address and telephone number of Registrant's principal executive offices)

Enbridge (U.S.) Inc.
1100 Louisiana, Suite 3200
Houston, Texas 77002
Telephone Number: (713) 650-8900
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

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

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

368,512,396 Common shares (as at December 31, 2007)

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐	Yes	☒	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒	Yes	☐	No

DISCLOSURE CONTROLS AND PROCEDURES

        As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

        No changes were made in the Registrant's internal control over financial reporting or in other factors during the period covered by this annual report on Form 40-F that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The information provided under the heading "Management's Report on Internal Control over Financial Reporting" contained in the Management's Discussion and Analysis, filed as exhibit 99.5 to this annual report on Form 40-F, is incorporated herein by reference.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Messrs. J.H. England and D.A. Leslie, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Form 40-F under the Securities Exchange Act of 1934) and are independent as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers. The SEC has indicated that the designation of each of Messrs. England and Leslie as an audit committee financial expert does not make either an "expert" for any purpose, impose any duties, obligations or liability on either of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics (the "Statement on Business Conduct") that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Statement on Business Conduct is available at the Registrant's Internet website, www.enbridge.com and is available in print to any shareholder upon written request to the Corporate Secretary of the Registrant.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) ("PwC") have been the auditors of the Registrant since 1992.

        The information provided under the headings "Pre-Approval Policies and Procedures" and "External Auditor Services—Fees" contained in the Annual Information Form, filed as exhibit 99.3 to this annual report on Form 40-F, is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Act of 1934.

2

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The information provided in the last paragraph under the heading "Expected Capital Expenditures" contained in the Management's Discussion and Analysis, filed as exhibit 99.5 to this annual report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant is required by Canadian law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is D.A. Leslie and the other members are J.H. England, R.W. Martin, G.K. Petty, C.E. Shultz and C.L. Williams.

FORWARD-LOOKING STATEMENTS

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the last paragraph under the heading "Forward-Looking Information" in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2007, dated February 20, 2008, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.
Date: February 22, 2008	By:	"Signed" ALISON T. LOVE Vice President & Corporate Secretary

3

EXHIBIT INDEX

99.1	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificates of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Annual Information Form of the Registrant dated February 20, 2008.
99.4	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2006 and 2007 and Auditor's Report thereon.
99.5	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2007 dated February 20, 2008.
99.6	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.

4

QuickLinks

DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING STATEMENTS
UNDERTAKING
SIGNATURES
EXHIBIT INDEX