Form 40-F
period 2008-12-31
ENBRIDGE INC
filed 2009-02-20
CIK 895728

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

373,008,115 Common shares (as at December 31, 2008)

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The information provided under the heading "Management's Report on Internal Control over Financial Reporting" contained in the Management's Discussion and Analysis, filed as exhibit 99.7 to this annual report on Form 40-F, is incorporated herein by reference.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's Board of Directors has determined that Messrs. J.H. England and D.A. Leslie and Ms. C.L. Williams, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Form 40-F under the Securities Exchange Act of 1934) and are independent as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers. The SEC has indicated that the designation of each of Messrs. England and Leslie and Ms. Williams as an audit committee financial expert does not make any one of them an "expert" for any purpose, impose any duties, obligations or liability on any one of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

        The information provided under the headings "Pre-Approval Policies and Procedures" and "External Auditor Services — Fees" contained in the Annual Information Form, filed as exhibit 99.5 to this annual report on Form 40-F, is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Act of 1934.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The information provided in the Management's Discussion and Analysis in the last paragraph under the heading "Expected Capital Expenditures", filed as exhibit 99.7 to this annual report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant is required by Canadian law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is D.A. Leslie and the other members at year-end were J.H. England, R.W. Martin, G.K.Petty, C.E. Shultz and C.L. Williams.

FORWARD-LOOKING STATEMENTS

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the last paragraph under the heading "Forward-Looking Information" in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2008, dated February 19, 2009, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.
Date: February 19, 2009	By:	"signed" Alison T. Love Vice President & Corporate Secretary

 EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Annual Information Form of the Registrant dated February 19, 2009.
99.6	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2007 and 2008 and Auditor's Report thereon.
99.7	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2008 dated February 19, 2009.
99.8	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.

QuickLinks

DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING STATEMENTS
UNDERTAKING
SIGNATURES
EXHIBIT INDEX