Form 40-F
period 2009-12-31
ENBRIDGE INC
filed 2010-02-19
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[       ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

[  ✓  ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission file number 001-15254

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

[ ✓ ] Annual Information Form	[ ✓ ] Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

378,233,956 Common shares (as at December 31, 2009)

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[ ] Yes	[ ✓ ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ ✓ ] Yes	[ ] No

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

No changes were made in the Registrant's internal control over financial reporting or in other factors during the period covered by this annual report on Form 40-F that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report on Internal Control over Financial Reporting” contained in the Management’s Discussion and Analysis, filed as exhibit 99.7 to this annual report on Form 40-F, is incorporated herein by reference.

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

The information provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Services – Fees” contained in the Annual Information Form, filed as exhibit 99.5 to this annual report on Form 40-F, is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by Form 40-F under the Securities Act of 1934.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the Management’s Discussion and Analysis under the heading “Contingencies on Commitments – Contractual Obligations”, filed as exhibit 99.7 to this annual report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee.  The Chair of the Audit, Finance & Risk Committee is D.A. Leslie and the other members at year-end were J.H. England, G.K.Petty, C.E. Shultz and C.L. Williams.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Please refer to the last paragraph under the heading “Forward-Looking Information” in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2009, dated February 18, 2010, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.

Date:	February 18, 2010	By:	“signed”
Alison T. Love
Vice President & Corporate Secretary

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated February 18, 2010.

99.6	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2008 and 2009 and Auditor's Report thereon.

99.7	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2009 dated February 18, 2010.

99.8	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.