Form 40-F
period 2010-12-31
ENBRIDGE INC
filed 2011-02-23
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[       ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ✓  ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number 001-15254

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

385,292,508 Common shares (as at December 31, 2010)

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods required.

No changes were made in the Registrant’s internal control over financial reporting or in other factors during the period covered by this annual report on Form 40-F that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report on Internal Control over Financial Reporting” contained in the Management’s Discussion and Analysis, filed as exhibit 99.7 to this annual report on Form 40-F, is incorporated herein by reference.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Messrs. J.H. England and D.A. Leslie and Ms. C.L. Williams, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Form 40-F under the Securities Exchange Act of 1934) and are independent as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers.  The SEC has indicated that the designation of each of Messrs. England and Leslie and Ms. Williams as an audit committee financial expert does not make any one of them an “expert” for any purpose, impose any duties, obligations or liability on any one of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Statement on Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer.  The Statement on Business Conduct is available at the Registrant’s Internet website, www.enbridge.com and is available in print to any shareholder upon written request to the Corporate Secretary of the Registrant.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the Management’s Discussion and Analysis under the heading “Contingencies or Commitments – Contractual Obligations”, filed as exhibit 99.7 to this annual report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee.  The Chair of the Audit, Finance & Risk Committee is D.A. Leslie and the other members at year-end were J.H. England, G.K.Petty, C.E. Shultz and C.L. Williams.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Please refer to the last paragraph under the heading “Forward-Looking Information” in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2010, dated February 18, 2011, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.

Date:	February 22, 2011	By:	“signed”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated February 18, 2011.

99.6	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2009 and 2010 and Auditor’s Report thereon.

99.7	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2010 dated February 18, 2011.

99.8	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.