Form 40-F
period 2012-12-31
ENBRIDGE INC
filed 2013-02-15
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[       ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ✓  ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission file number 001-15254

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

805,088,607 Common shares (as at December 31, 2012)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ ✓ ] Yes	[ ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Messrs. J.H. England and D.A. Leslie and Ms. C.L. Williams, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Form 40-F under the Securities Exchange Act of 1934) and are independent as defined by the New York Stock Exchange corporate governance rules.  The SEC has indicated that the designation of each of Messrs. England and Leslie and Ms. Williams as an audit committee financial expert does not make any one of them an “expert” for any purpose, impose any duties, obligations or liability on any one of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee.  The Chair of the Audit, Finance & Risk Committee is D.A. Leslie and the other members at year-end were J.H. England, C.W. Fischer, G.K. Petty, C.E. Shultz and C.L. Williams.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Please refer to the last paragraph under the heading “Forward-Looking Information” in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2012, dated February 14, 2013, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.

Date:	February 14, 2013	By:	“signed”
Alison T. Love, Q.C.
Vice President & Corporate Secretary

EXHIBIT INDEX

99.1                  Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2                  Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3                  Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4                  Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5                  Annual Information Form of the Registrant dated February 14, 2013.

99.6                  Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2011 and 2012 and Auditor's Report thereon.

99.7                  Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2012 dated February 14, 2013.

99.8                  Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.

101                      Interactive Data File.