Form 40-F
period 2013-12-31
ENBRIDGE INC
filed 2014-02-14
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[       ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ✓  ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission file number 001-15254

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

831,107,036 Common shares (as at December 31, 2013)

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Statement on Business Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer.  The Statement on Business Conduct is available at the Registrant’s Internet website, http://enbridge.com/businessconduct, and is available in print to any shareholder upon written request to the Corporate Secretary of the Registrant.

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

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Please refer to the last paragraph under the heading “Forward-Looking Information” in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2013, dated February 13 2014, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.

Date:	February 14, 2014	By:	/s/ Tyler W. Robinson
Tyler W. Robinson
Vice President & Corporate Secretary

EXHIBIT INDEX

99.1                    Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2                    Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3                    Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4                    Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5                    Annual Information Form of the Registrant dated February 14, 2014.

99.6                    Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2012 and 2013 and Auditor’s Report thereon.

99.7                   Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2013 dated February 14, 2014.

99.8                    Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.

101                        Interactive Data File.