Form 40-F/A
period 2013-12-31
ENBRIDGE INC
filed 2014-05-07
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F/A

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited annual financial statements

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

EXPLANATORY NOTE

We are filing this amendment No. 1 to our Annual Report on Form 40-F for the fiscal year ended December 31, 2013, as originally filed with the Securities and Exchange Commission on February 14, 2014 (the “Original Filing”), for the sole purpose of correcting typographical errors in the Independent Auditor’s Report included in Exhibit 99.6 to the Original Filing. A corrected copy of such report is included as Exhibit 99.3 hereto.

No other changes have been made to the Original Filing or any other exhibits. This Amendment speaks as of the filing date of the Original Filing and does not reflect events occurring after the original filing date or modify or update those disclosures that may be affected by subsequent events.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.

Date:	May 6, 2014	By:	/s/ Tyler W. Robinson
Tyler W. Robinson
Vice President & Corporate Secretary

EXHIBIT INDEX

99.1                    Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2                    Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3                    Independent Auditor’s Report of PricewaterhouseCoopers LLP.

99.4     Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.