Form 40-F
period 2015-12-31
ENBRIDGE INC
filed 2016-02-19
CIK 895728

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[       ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ✓  ]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English (if applicable))

Canada (Province or other jurisdiction of incorporation or organization)	4923 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if applicable))

200 Fifth Avenue Place

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

867,612,878 Common shares (as at December 31, 2015)

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the Management’s Discussion and Analysis under the heading “Liquidity and Capital Resources – Contractual Obligations”, filed as exhibit 99.7 to this annual report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee.  The Chair of the Audit, Finance & Risk Committee is J.H. England and the other members at year-end were M.R. Coutu, C.W. Fischer, G.K. Petty and C.L. Williams.

FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Please refer to the last paragraph under the heading “Forward-Looking Information” in the Annual Information Form of Enbridge Inc. for the year ended December 31, 2015, dated February 19, 2016, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

ENBRIDGE INC.

Date:	February 19, 2016	By:	/s/ Tyler W. Robinson
Tyler W. Robinson
Vice President & Corporate Secretary

EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Annual Information Form of the Registrant dated February 19, 2016.

99.6	Audited financial statements of the Registrant and notes thereto for the fiscal years ended December 31, 2014 and 2015 and Auditor’s Report thereon.

99.7	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2015 dated February 19, 2016.

99.8	Consent of PricewaterhouseCoopers LLP, independent auditors of the Registrant.

101	Interactive Data File.